
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Emrod Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      April 27, 2021

Physical Address of Issuer:

40 Kenwyn Street, Parnell, Auckland, 1052, New Zealand

Website of Issuer:

https://www.emrod.energy

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

 ✅ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
 ✅ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

9

	Most recent fiscal year-end (At 31 March 2021)	**Prior fiscal year-end (At 31 March 2020)**
Total Assets	$268,176	$259,599
Cash & Cash Equivalents	$2,107	$157,123
Accounts Receivable	$0	$24,760
Short-term Debt	$189,370	$11,503
Long-term Debt	$725,578	$299,247
Revenues/Sales	$327,016	$88,283
Cost of Goods Sold	$0	$0
Taxes Paid/(Credits Realized)	$(183,197)	$(58,177)
Net Income/(Loss)	$(559,769)	$(55,876)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

The only prospective investors in New Zealand who are able to subscribe for securities in the Issuer are prospective investors who fall within one of the disclosure exclusions under the Financial Markets Conduct Act 2013 (NZ).

NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

August 11, 2021

Emrod Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Emrod Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500

Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.emrod.energy.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/emrod.

The date of this Form C/A is August 11, 2021 ("**Form C**").

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You are urged to read this entire Form C and the Exhibits hereto carefully, including the matters discussed under the section titled "Risk Factors," and in their entirety.

The Company

Emrod Inc. is a Delaware corporation, incorporated on April 27, 2021.

The Company's principal place of business is located at 40 Kenwyn Street, Parnell, Auckland, 1052, New Zealand. The Company's registered agent, United Corporate Services, Inc. is located at 874 Walker Road, Suite C, Dover, DE 19904, United States.

The Company's website is https://www.emrod.energy.

The Company conducts business in the United States and Auckland, New Zealand. The Company's potential customers are located worldwide. Emrod Group Limited, a New Zealand company, is the Company's wholly-owned subsidiary ("**EGL**"). EGL was formed on January 29, 2021 and became the Company's subsidiary through a share exchange agreement with the Company with such agreement executed on July 14, 2021. EGL has one wholly-owned subsidiary, Emrod Limited, a New Zealand company. Emrod Limited was formed on July 2, 2019 and became EGL's subsidiary through a share exchange agreement with EGL executed on January 29, 2021.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/emrod and is attached as Exhibit B to this Form C.

The Business

The Company seeks to open up the world's access to energy without the need to lay down miles of cables. We have developed proprietary technology that enables long-range wireless energy transmission and is aimed at providing a quicker, more sustainable and cost-effective solution for improving energy access, grid decentralization and the uptake of renewables, than traditional infrastructure. Our technology is in prototyping phase and is not yet productized and available for mass market deployment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150[**]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	March 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.

Voting Rights	See the description of the voting rights on page 29.

* The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

** The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, potential earnings of the Company or any other recognized formal criteria or value.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is beginning to implement its business plan as it has a relatively short operating history. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Company utilizes technology that may pose health and safety concerns.
Our technology uses microwaves to transmit energy. Extended exposure to high power microwave radiation is known to have harmful effects on humans and animals. While our system is designed to ensure that the beam in which the energy is transmitted never touches anything but clear air, we cannot guarantee that our safety measures and built-in safety mechanisms are or will ever be sufficient to account for and safeguard against any or all potential health and safety risks. Technological failure or human error may interfere with the quality, adequacy and/or sustainability of our current safety controls, which may adversely affect our business, financial condition and results of operations.

Unforeseen technological challenges may emerge during field trials that may inhibit, delay or decelerate commercialization.
Our technology has yet to be commercially implemented and our products are still in development. Our profitability, key metrics, commercial applications and innovations and other projections related to our technology's capabilities are primarily based upon demonstrations and assessments derived from lab-based trials of our prototypes. Unforeseen challenges and new information may result during or from ongoing field trials that may require us to reevaluate or modify the specifications of our products and underlying technology and/or otherwise negatively impact our projected technological applications or capabilities. For example, issues to due atmospheric conditions, structural issues with components of the prototype, lower efficiency levels due to real-world conditions, and tracking and focusing challenges may slow down or inhibit implementation in moving targets such as drones and ships. As a result, our business, financial condition and results of operations may be adversely affected.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our future success and ability to compete depends, in part, on maintaining, securing and building upon the Company's first mover advantage.

A rival company might emerge, develop competitive technology, and enter the market before we are in a position to quickly and effectively scale our revenues and achieve operating efficiencies. Failure to secure our patent applications in key countries may allow potential market entrants to develop or utilize the key intellectual property underlying our technology for commercial application and may cause our business, market position, financial condition and results of operations to suffer. In addition, if we are unable to sufficiently establish clientele and secure a sales funnel in our target verticals before competition emerges, our commercial momentum may be adversely affected.

The COVID-19 pandemic has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways.

The uncertainty around the COVID-19 pandemic in the United States, New Zealand and worldwide will likely continue to adversely impact national and global economies. The full extent of the impact of the pandemic on our business, key metrics, and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity, and spread of the pandemic, its impact on capital and financial markets, and any new information that may emerge concerning the virus or vaccines or other efforts to control the virus. Exacerbated by the conditions of the ongoing pandemic, unpredictable circumstances may have a negative impact on the execution of our business plans and operations. For example, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees' ability to work, coordinate with our partner(s) or gain access into certain commercial or geographic markets, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. Furthermore, we may experience disruptions if our employees, partner(s) or prospective client(s) become ill and are unable to perform their duties, or if our operations, networks, or the operations of our partner(s) or prospective client(s) are adversely impacted by the pandemic. Any of these uncertainties or actions we take to mitigate the effects of the pandemic and/or other uncertainties related to the pandemic could harm our business, financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights held by its subsidiaries to operate its business. Those intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Zvi (Greg) Kushnir, our Chief Executive Officer and director, and our other employees. The Company has or intends to enter into employment agreements with Zvi (Greg) Kushnir however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Zvi (Greg) Kushnir, or any member of the board of directors, executive officer or key person could harm the Company's business, financial condition, cash flow and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. However, , the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes customer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of customers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, our operations could depend upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

As a holding company, we will depend on the ability and success of our subsidiaries.

We are a holding company and do not have any significant operations or assets other than our ownership of the shares of our subsidiaries. We therefore depend on our subsidiaries' operations and our success depends largely upon the success of our subsidiaries. Our subsidiaries are located in New Zealand and changes in the legal landscape in New Zealand could also affect our subsidiaries and us adversely. Moreover, dividends, revenue and other permitted distributions from our subsidiaries will be our primary source of funds to meet ongoing cash requirements, including future debt service payments, if any, and other expenses, and to pay dividends to our shareholders if we choose to do so. Our subsidiaries could be subject to applicable law as well as significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations. Additionally, if our subsidiaries fail to manage their operations, such failure can adversely affect the Company.

The Company is not registered in its principal place of business, but its subsidiaries are.

The Company is incorporated in Delaware. However, the Company has its principal place of business in Auckland, New Zealand. The Company's subsidiaries are located in and registered in New Zealand. Presently, the Company is not registered to do business in Auckland. However, the Company could be required to register in New Zealand. In such case, even if the Company complies with such requirement, there could be sanctions or liability imposed on the Company for its lack of registration. All of the foregoing could lead to an adverse effect and/or a loss in revenue to the Company.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters."

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The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principalCrowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company is opening up the world's access to energy without the need to lay down miles of cables. We have developed and are continuing to improve proprietary technology to enable long-range wireless energy transmission that is safe, reliable and cost-effective. Our system, which works by shaping microwave energy into a beam that's sent and received by a pair of antennas, is aimed at providing a more cost-effective, quicker and environmentally friendly solution for energy companies to transmit power over difficult terrain, including waterways, forests and mountains, than traditional infrastructure. This technology could be game-changing for the industry, opening up opportunities for improving energy access, grid decentralization and increasing the uptake of renewables. It is also an enabling technology – in addition to the applications mentioned above, long range wireless transmission could be used for powering remote cell sites, remote mining and other equipment including EV charging stations, powering islands, as well as in the marine and aerospace industries.

Business Plan

The Company will initially sell primarily direct to electricity distribution companies, supplying equipment and providing maintenance to enable these companies to implement wireless solutions that will reduce operating costs and decrease structural failure points. Once we have achieved sufficient traction and demonstrated our technology in live scenarios, in order to accelerate growth, we will look to licensing our technology by partnering with large engineering firms who manufacture and sell electricity grid equipment, enabling us to leverage their existing customer base and scale into international territories. In the future, after gaining sufficient market share within our primary markets, we will target other applications for the technology as mentioned above.

The Company's Products and/or Services

Product / Service	Description	Current Market
EM-Bridge	Permanent installation used for ongoing power supply on a large scale across long distances.	Utilities
EM-Bridge Edge	Permanent units typically used at the edge of a distribution network where traditional wire-based connections are not economically viable or difficult to install and maintain.	Utilities; telcos; renewable power generation project developers; mining companies; ports and shipping companies; defense
MOR ("Mobile Outage Response")	Truck-mounted units for addressing planned or unplanned outages by bridging the "gap" in the network caused by down lines or segments.	Utilities; disaster relief/aid agencies
Galvanix	Smaller permanent units installed as a backup system to improve network resilience and secure energy supply continuity during emergencies.	Governments; hospitals; telcos; other critical infrastructure

Competition

As far as we are aware, there is no currently available competing technology and no companies offering the same capabilities. The closest are resonance and coupling technologies and technologies that operate like strong WIFI, but for our applications they are significantly less efficient, cover significantly shorter distances and handle significantly less power. Microgrids, batteries, wind and solar could also be seen as competing, but in applicable use cases our tech can be implemented at lower costs, provide an ongoing solution that works all the time, produce less noise and pollution and an overall lower environmental footprint, can be mobile where needed, and can be implemented faster.

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Customer Base

We are still in private testing phase for our main product and we seek to initially roll out our products and services gradually. We intend to sell and contract our products and services to target utilities/electricity distribution companies, engineering firms selling to line companies globally, owners of cell tower infrastructure, tech integrators, renewable power generation project developers, mining companies, ports and shipping companies, defense agencies, disaster relief/aid agencies, owners of critical infrastructure and other end-clients.

Supply Chain

The majority of components the Company requires are non-manufacturer specific and can be sourced from a variety of potential suppliers. There are two components presently used (though may not be components in the next generation of our technology) which are only available from one manufacturer. For these components, the Company has established a close working relationship with the agent for the manufacturer and with the manufacturer themselves, which enables the Company to ensure our required supply.

For manufacture of elements required for the assemblies, such as printed circuit boards or CNC-machined components, there are again multiple options for suppliers both in New Zealand and overseas – it's "run-of-the-mill" manufacturing. To date the Company has used New Zealand-based suppliers, but in future, depending on locations of end use, the Company will likely use overseas suppliers where there is an advantage to do so.

Intellectual Property

The Company has no intellectual property in its own name. The Company owns 100% of Emrod Group Ltd, the Company's previous parent, and Emrod Group Ltd in turn is the 100% owner of Emrod Ltd, which has the following intellectual property:

Application or Registration #	Title	Description	File Date	Grant Date	Country
1176522	Trademark	Emrod	20 Apr 2021	Pending	New Zealand
1154133	Trademark	EM-Bridge	21 July 2020	Registered 22 January 2021	New Zealand
62/934,511	Patent	Provisional Patent Application relating to a long-range wireless power (LWPT) concept	12 November 2019	Pending	USA
2019904254	Patent	Provisional Patent Application relating to a LWPT concept	12 November 2019	Pending	Australia
PCT/IB2020/060559	Patent	Patent Cooperation Treaty (PCT) application	11 November 2020	Pending	Switzerland*
109139320	Patent	Substantially the same as the PCT specification	11 November 2020	Pending	Taiwan

*Patent Cooperation Treaty - The Treaty is administered by World Intellectual Property Organization out of its office in Switzerland.

Governmental/Regulatory Approval and Compliance

Deployment of our systems in any particular country may require the approval of the equivalent of its FCC and/or similar regulatory bodies, as well as export controls approvals from the supplier of certain components used in some of our systems. We cannot be certain that we will receive the necessary approvals in any particular country. Failure to obtain them in a timely manner or at all will delay or prevent us from entering that country, which will slow or limit our growth.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

The Company's principal operating address is 40 Kenwyn Street, Parnell, Auckland, 1052, New Zealand.

The Company conducts business in United states and New Zealand.

The Company conducts business in Massachusetts, USA, and primarily in New Zealand (Auckland). The Company's potential customers are located worldwide. Emrod Group Limited, a New Zealand company, is the Company's wholly owned subsidiary ("**EGL**"). EGL was formed on January 29, 2021 and became the Company's subsidiary through a share exchange agreement with the Company with such agreement executed on July 14, 2021. EGL has one wholly owned subsidiary, Emrod Limited, a New Zealand company. Emrod Limited was formed on July 2, 2019 and became EGL's subsidiary through a share exchange agreement with EGL executed on January 29, 2021.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Equipment - prototype	17%	$4,250	17%	$181,900
Equipment – subsequent project 1	18%	$4,500	18%	$192,600
Equipment – subsequent project 1	15%	$3,750	15%	$160,500
Personnel – commercial	12%	$3,000	12%	$128,400
Personnel – technical	9%	$2,250	9%	$96,300
Personnel – other	6%	$1,500	6%	$64,200
R&D and Consultancy	3%	$6750	3%	$32,100
Sales and Marketing	5%	$1,250	5%	$53,500
Corporate and Administrative	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

*The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below is a detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Equipment
The bulk of the proceeds will be put to equipment costs, specifically further optimizing our indoor prototype for outdoor application (including housing the antennas in weatherproof enclosures and implementing built-in safety systems) and preparing it for field trials and commercial deployment, followed by two subsequent projects.

Personnel costs
Paying salaries for existing team members and recruiting the next few key hires in the business on both the tech and commercial sides.

R&D and Consultancy

Paying selected third parties for specific outsourced R&D and consulting assignments.

Sales and Marketing
General sales and marketing costs for the business, including public relations and marketing driven expenses, attending key conferences and events, and sales related expenses.

Corporate and Administrative
General corporate and administrative costs including premises leasing, computer and software related costs, legal fees, accounting and tax compliance fees, etc.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Director, Officers and Key Persons:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zvi (Greg) Kushnir	Director; Chief Executive Officer	Emrod, Founder and CEO (July 2, 2019 – Present): responsible for overall company strategy, development and management. Peregrine Pacific Limited, Founder and Managing Partner (April 16, 2014– Present): responsible for investment selection and execution. Tatau Limited, Co-Founder and Director (June 1, 2017 – September 30, 2020): responsible for formative strategy, development and management, and subsequent appointment of the management team. Zodiac Limited dba Zodiac Psychics, Co-Founder and Director (March 3, 2015 – October 3, 2019): responsible for overall company strategy, development and management. Sure Technologies Limited dba Bitcover, Co-Founder and Director (March 1, 2018 – December 3, 2019): responsible for formative strategy, development and management, and subsequent appointment of the management team.	NYU Polytechnic University; MBA; 2002 The Academic College of Tel-Aviv, Yaffo; BSc, Computer Science; 2000
Steven Cooper	Chief Finance & Operations Officer	Emrod, CFO (October 5, 2020 – Present): responsible for overall financial and operations management. Kiwi Property Group Limited (July 15, 2019 - October 2, 2020), Chief Financial Officer; responsible for	Australian Graduate School of Management; MBA (Exec); 2004

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		overall financial and operations management. Tatau Limited (January 14, 2019 - June 28, 2019), Chief Financial Officer; responsible for overall financial and operations management. Kotahi Logistics LP Limited (July 22 2013 - January 11 2019), Chief Financial Officer; responsible for overall financial and operations management.	Institute of Chartered Accountants of NZ; CA; 1998 Manukau Institute of Technology ;BBus; 1995
Andrew Wallace	Commercial Director	Emrod, Commercial Director (April 1, 2021 - Present); responsible for overall commercial operations. Lowndes Jordan, Partner (October 1, 2013 - March 31, 2021); advising clients on various corporate and commercial law issues and assisting with the management of the firm.	University of Auckland; BCom (Operations Management) LLB; 2001

Biographical Information

Zvi (Greg) Kushnir
Zvi (Greg) Kushnir is the Company's director and Chief Executive Officer. Greg is also the founder and the managing partner of Peregrine Pacific Limited where he is responsible for investment selection and execution. He was a director at Tatau Limited, and a co-founder and director at Zodiac Limited and Sure Technologies Limited. Greg received an MBA degree from NYU Polytechnic University in 2002 and a B.Sc. in Computer Science from The Academic College of Tel-Aviv, Yaffo in 2000.

Steven Cooper
Steven Cooper is the Company's Chief Finance & Operations Officer. He joined the Company from his position as CFO at Kiwi Property, a leading property investment company listed on the New Zealand Stock Exchange, and prior to that role, held CFO positions with tech company Tatau, and logistics management group Kotahi. Steven is a qualified CA and received an MBA (Exec) from the Australian Graduate School of Management in 2004, and a BBus from the Manuaku Institute of Technology in 1995.

Andrew Wallace
Andrew Wallace is the Company's Commercial Director. He joined the Company from his position as Partner with New Zealand specialist corporate and commercial law firm Lowndes Jordan. Andrew received a BCom (Operations Management) LLB from the University of Auckland in 2001.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,090,480 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,090,480
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	88.03%*

*The percentage ownership has been calculated based on the total number issued and outstanding shares to be 1,238,719.

Type	Stock Options
Amount Outstanding	148,239
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A*
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.97%**

*The Stock Options start vesting during the year ended March 31, 2021. The awards vest over a period of 3 years and carry various exercise prices ranging from $0.00001 to $0.67.
**The percentage ownership has been calculated based on the total number issued and outstanding shares to be 1,238,719.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan
Creditor	Callaghan Innovation
Amount Outstanding	$279,868*
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	No repayments of principal or interest required in years 1 to 3, then monthly repayments in years 4 through 10 of the loan agreement.
Maturity Date	08/12/2030
Date Entered Into	8/13/2020

*This loan amount value is converted from NZD to USD using a foreign exchange rate as on 31 March 2021.

Type	Loan
Creditor	Gold Band Finance Limited
Amount Outstanding	$356,132.28*
Interest Rate and Amortization Schedule	5.65%
Description of Collateral	NZD 510,000 Debenture from Peregrine Pacific Limited
Other Material Terms	N/A
Maturity Date	06/09/2022
Date Entered Into	07/09/2021

*NZD 507,564 converted to USD as on August 3, 2021 at relevant exchange rate of 1 NZD = 0.70165 USD.

Type	Loan from Related Party
Creditor	Peregrine Pacific Limited
Amount Outstanding	$445,710*
Interest Rate and Amortization Schedule	0%
Description of Collateral	None.
Other Material Terms	The Company expects to convert the loans into equity by March 31, 2022. Consequently, the loans have been deemed as non-current
Maturity Date	Not specified
Date Entered Into	Various**

*This loan amount value is converted from NZD to USD using a foreign exchange rate as on 31 March 2021.
**The loan was disbursed on multiple dates between August 2019 – January 2021.

Type	Line of Credit
Creditor	ASB Bank Limited
Amount Outstanding	$126,885
Interest Rate and Amortization Schedule	4.95%
Description of Collateral	None
Other Material Terms	Total credit limit is $209,901
Maturity Date	February 4, 2022
Date Entered Into	February 4, 2021

Ownership

The Company is owned by 1 entity.

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Peregrine Pacific Ltd.*	1,000,000 shares of Common Stock	91.7%

*The Chief Executive Officer is the sole Director of Peregrine Pacific Ltd. and the entity is solely owned by the Chief Executive Officer's family trust ("**Family Trust**"). The full name of the Family Trust is "Kushnir Family Trust", and its trustees are: Zvi Kushnir, Osnat Kushnir and Quaestor Trustee Services Limited.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Emrod Inc. (the "**Company**") was incorporated on April 27, 2021 under the laws of the State of Delaware, and is headquartered in New Zealand. The Company conducts its business primarily through its subsidiaries and provides a sustainable proprietary alternative to energy transmission.

The Company is expecting to earn revenues from activities that include the following:
1) direct equipment sales to and maintenance and monitoring contracts with electricity distribution companies, engineering firms and end-clients;
2) sales through channels, including commercial engagements with engineering firms that sell to line companies globally and integrators of communication and power systems; and
3) licensing arrangements in additional verticals with manufacturers and integrators in marine, aviation, space, mining and other industries.

The Company expects to achieve gradual profitability in the next 1-2 years and intends to focus on optimizing our products for wider commercial application, establishing strategic partnerships, strengthening our IP portfolio and reinforcing our early market traction.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of August 7, 2021 the Company had an aggregate of $343,735 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company plans to continue investing in R&D (which includes material spend on prototype hardware & minor capital spend such as test equipment) and intends to move into and fit out new premises that will combine office and R&D lab space within the next 2-3 years.

Valuation

There has been no formal valuation of the Company.

Material Changes and Other Information

Under a Share Exchange Agreement dated July 14, 2021 (the "**Share Exchange Agreement**"), the shareholders of EGL, a company incorporated in New Zealand, sold, assigned, transferred and delivered all its issued and outstanding shares free of all liens to the Company.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	1,090,480	1,090,480	General working capital	July 14, 2021	Section 4(a)(2)
Stock Options	Services	148,239	General working capital	January 6, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Chief Executive Officer of the Company (who is associated with the Company's majority shareholder) has guaranteed the Company's working capital facility. The transaction details are as follows:

Type	Loan from Related Party
Creditor	Peregrine Pacific Limited
Amount Outstanding	$445,710*
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	The Company expects to convert the loans into equity by March 31, 2022. Consequently, the loans have been deemed as non-current

Maturity Date	Not specified
Date Entered Into	Various**

*This loan amount value is converted from NZD to USD using a foreign exchange rate as on 31 March 2021.
**The loan was disbursed on multiple dates between August 2019 – January 2021.


THE OFFERING AND THE SECURITIES


The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by 31 March 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of (i) $14,000,000, for total initial subscriptions amounting up to a sum of $750,000, and (ii) $17,000,000 for any subscriptions thereafter, divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a)(1) $14,000,000, for total initial subscriptions amounting upto a sum of $750,000, and (2) $17,000,000 for any subscriptions thereafter, divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
.

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In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Zvi Kushnir
B715CA8BFFC4481...
(Signature)

Zvi Kushnir
(Name)

Chief Executive Officer
(Title)

August 11, 2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Zvi Kushnir
B715CA8BFFC4481...
(Signature)

Zvi Kushnir
(Name)

Chief Executive Officer, Director
(Title)

August 11, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Emrod Inc.
Delaware Corporation
Combined Financial Statements (Unaudited)

For the years ended March 31, 2021 and 2020

Emrod Inc.
Table of Contents

Combined Financial statements for the years ended March 31, 2021 and 2020.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Emrod, Inc.
Delaware

We have reviewed the accompanying combined financial statements of Emrod Inc. (the "Company,"), which comprise the combined balance sheet as of March 31, 2021 and March 31, 2020, and the related combined statement of operations, combined statement of comprehensive income, and combined statement of shareholders' equity (deficit), and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 19, 2021
Los Angeles, California

Emrod Inc.
Combined Balance Sheets
At March 31, 2021 and 2020
(Unaudited)

ASSETS		**2021**		2020
Current assets				
Cash and cash equivalents	$	**2,107**	$	157,123
Prepaid taxes		**7,594**		11,068
Other receivables		**216,448**		78,019
Total current assets		**226,149**		246,210
Other assets				
Patents & licenses		**42,027**		13,389
Total assets	$	**268,176**	$	**259,599**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable	$	**10,794**	$	11,280
Accrued expenses		**49,315**		
Bank credit line		**126,885**		
Credit cards payable		**2,376**		224
Total current liabilities		**189,370**		11,503
Other liabilities				
Loans payable		**725,578**		299,247
Total liabilities		**914,949**		310,751
Stockholders' equity (deficit)				
Owners' Share Capital		-		-
Accumulated deficit		**(615,645)**		(55,876)
Foreign translation gain (loss)		**(31,128)**		4,724
Total stockholders' equity (deficit)		**(646,773)**		(51,152)
Total liabilities and stockholders' equity	$	**268,176**	$	259,599

The accompanying footnotes are an integral part of these financial statements.

Emrod Inc.
Combined Statements of Operations
For the years ended March 31, 2021 and 2020
(Unaudited)

	2021	2020
Revenues	$ 327,016	$ 88,283
Operating expenses		
General and administrative	966,311	176,699
Legal and professional	37,958	25,678
Sales and marketing	65,226	
Total operating expenses	(1,069,495)	(202,377)
Net loss from operations	$ (742,479)	$ (114,094)
Other income (expense)		
Realization of tax credits	183,197	58,177
Interest income	69	45
Interest expense	(555)	(4)
Other income, net	182,710	58,218
Net loss	$ (559,769)	$ (55,876)

The accompanying footnotes are an integral part of these financial statements.

Emrod Inc.
Combined Statements of Comprehensive Income
For the years ended March 31, 2021 and 2020
(Unaudited)

	2021	2020
Net loss	$ **(559,769)**	$ (55,876)
Foreign currency translation adjustment	**(35,852)**	4,724
Comprehensive loss	**$(595,621)**	$(51,152)

The accompanying footnotes are an integral part of these financial statements.

6

Company Name
Combined Statement of Changes in Stockholders' Equity (Deficit)
For the years ended March 31, 2021 and 2020
(Unaudited)

	Owners' share capital		Accumulated deficit		Foreign currency translation gain (loss)		Total stockholders' equity (deficit)	
Balance at April 1, 2019	$	-	$	-	$	-	$	-
Foreign currency adjustment						4,724		4,724
Net loss		-		(55,876)				(55,876)
Balance at March 31, 2020	$	-	$	(55,876)	$	4,724	$	(51,152)
Foreign currency adjustment						(35,852)		(35,852)
Net loss		-		(559,769)				(559,769)
Balance at March 31, 2021	$	-	$	**(615,645)**	$	**(31,128)**	$	**(646,773)**

7

Emrod Inc.
Combined Statements of Cash Flows
For the years ended March 31, 2021 and 2020
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net operating loss	$ **(559,769)**	$ (55,876)
Changes in operating assets and liabilities:		
(Increase) decrease in prepaid taxes	**3,475**	(11,068)
(Increase) decrease in R&D credit receivable	**(138,429)**	(78,019)
Increase (decrease) in accounts payable	**(486)**	11,280
Increase (decrease) in accrued expenses	**49,315**	-
Increase (decrease) in credit cards payable	**2,152**	224
Net cash provided by (used in) operating activities	**(643,742)**	(133,459)
Cash Flows from Investing Activities		
Acquisition of patents	**(28,639)**	(13,389)
Net cash used in investing activities	**(28,639)**	(13,389)
Cash Flows from Financing Activities		
Proceeds from bank credit line borrowings	**126,885**	-
Proceeds from issuance of loans payable	**426,331**	299,247
Net cash provided by financing activities	**553,216**	299,247
Non-cash increase (decrease) foreign translation adjustment	**(35,852)**	4,724
Net change in cash and cash equivalents	$ **(155,016)**	$ 157,123
Cash and cash equivalents at beginning of period	**157,123**	-
Cash and cash equivalents at end of period	$ **2,107**	$ 157,123

The accompanying footnotes are an integral part of these financial statements.

8

Emrod Inc.
Notes to Combined Financial Statements
March 31, 2021
(Unaudited)

1. Nature of Operations

Emrod Inc. (which hereinafter is referred to as the "Company", "we," "us," or "our") was formed in Delaware on April 27, 2021. The Company is opening up the world's access to power by developing rapidly scalable disruptive technology to enable long range wireless power transmission that is safe, reliable and cost effective. By leveraging recent developments in meta-materials and radar technology, and creating state of the art IP, the Company has developed a first-in-market application that makes long distance energy transmission safe & reliable for commercial purposes all over the world.

On July 16, 2021 Emrod Inc. (the "Parent) acquired all of the stock of Emrod Group Limited, (hereinafter referred to as the "Subsidiary"). The transaction represents a business combination between entities under common control. The net assets are transferred at a cost. In accordance with ASC 250-10, the financials are represented on a combined basis, whereby financials of the Parent and Subsidiary are combined using pooling of interest method. Since the Parent was formed on April 27, 2021, the combined financial statements for the years ended March 31, 2021 and March 31, 2020 effectively include the financial results of Emrod Limited.

Since inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of March 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding, issuance of promissory notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are designed to conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair value measurement

The Company is required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in New Zealand, which it believes to be credit worthy however New Zealand does not currently have a deposit insurance plan for its banks. This means that, in the event that a deposit taking institution failed, depositors would be dependent upon a liquidation or receivership process to try to recover their money.

Cash and Cash Equivalents

The Company considers short-term, highly-liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Patents

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for March 31, 2021 and March 31, 2020.

Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed.

Foreign Currency

The company summarizes in the equity section of its balance sheet all exchange differences resulting from the translation of the financial statements of its foreign Subsidiary into U.S. dollars at the end of any reporting period. Transactions in foreign currencies are measured and recorded in U.S. dollars using the exchange rates in effect at the date of the transaction. At each balance sheet date, recorded monetary balances that are denominated in foreign currencies are adjusted to reflect the rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of initial transactions. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated to U.S. dollars at foreign exchange rates ruling at the dates the fair value was determined. All exchange adjustments are taken to the profit or loss.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. The Company assesses the realizability of deferred tax assets and provides a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers allavailable positive and negative evidence.

Revenue Recognition and Deferred Revenues

Effective September 8, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company plans to generate revenue primarily from sales of subscriptions to its software and platform together with related support services to its customers. Agreements with customers do not provide the customer with the right to take possession of the software. Instead, customers are granted continuous access to the platform over the contractual period. Access to the platform represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company's general policy is to have customers prepay an annual subscription and records the payment as deferred revenue whereby the Company then recognizes the revenue on a monthly basis as it is earned. Revenue will be recognized monthly on a straight-line basis over each period that service is provided.

Operating Expenses

Administrative expenses are expensed as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Accounting Pronouncement Recently Adopted

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require
disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In November 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements— Share-Based Consideration Payable to a Customer, which simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers, ASU No. 2019-08 will affect companies that issue share-based payments (e.g., options or warrants) to their customers.

Similar to issuing a cash rebate to a customer, issuing a share-based payment to a customer can incentivize additional purchases. The share-based payments can also serve a strategic purpose by aligning the interests of a supplier and its customer, because the customer's additional purchases increase its investment in the supplier.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have recorded no significant stock based compensation but continually evaluate the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected tohave a significant impact on our financial statements.

3. **Other receivables**

At March 31, 2021 and 2020 the Company had recorded other receivables for government grants and tax credits in New Zealand by satisfying certain criteria for research and development in technology. As of March 31, 2020 the company had $24,760 in receivables for eligible grant money from working with a corporate incubator program in New Zealand and collected this grant money in April 2020. There were no additional grants receivable as of March 31, 2021. Also included in other receivables at March 31, 2021 and 2020 were tax credit receivables for qualifying research and development earned through the same corporate incubator program. The Company continually adjusts this asset through realization and analysis on a periodic basis and as of the date of this financial report the Company expects to fully realize the R&D tax credits recorded at March 31, 2021.

	March 31, 2021	March 31, 2020
R&D grants receivable	$ -	$24,760
R&D tax credits receivable	216,448	53,259
	$216,448	$78,019

4. Patent

Patents consisted of the following:

	March 31, 2021	March 31, 2020
Patents	$42,027	$13,389
Less: Accumulated depreciation	-	-
	$42,027	$13,389

5. Capitalized Software Costs

There have been no capitalized Software Costs.

6. Income Taxes

The Company is taxed as a C Corporation. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law. The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The Company has not completed its determination of the accounting implications of the CARES Act on its tax accruals. However, the Company has reasonably estimated the effects of the CARES Act to have $0 impact to income tax expense.

As the Company completes its analysis of the CARES Act, collects and prepares necessary data and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may materially impact the Company's provision for income taxes in the period in which the adjustments are made.

7. Accounts Payable and Accrued Expenses

The Company records expenses in the month the services are rendered or their purchases are received and pays the related provider in accordance with the terms of their invoices. Included in accounts payable are amounts due to vendors, contractors and tax agencies for normal operating expenses as well as certain payroll and sales taxes.

8. Deferred Revenue

Deferred revenue primarily consists of outstanding customer credits, customer deposits and prepayments. At March 31, 2021 and 2020, the Company had recorded no deferred revenue.

9.   Bank Credit Line and Loans payable

During 2020, the Company entered into a ASB working capital facility. The facility has a $209,901 limit and carries the interest rate of 4.95%. The balance as of March 31, 2021 and March 31, 2020 is $126,885 and $0, respectively. The facility has been classified as current.

During 2020 and 2019, the Company entered into loan agreements with various lenders with the following balance as at 31 March, 2021 and the following terms:

Loan	Issue Date	Amount	Due Date	Interest Rate
Callaghan Innovation Loan	13/08/2020	$279,868	08/12/2030	3%
Related Party Loans	Various	445,710	Not Specified	0%
Total		$725,578		

During fiscal year 2020, the Company received a loan from Callaghan Innovation. The loan is provided for the purpose of funding eligible R&D activity. The loan is to be repaid monthly beginning from the 37th month of the loan period out to the Final Repayment Date (120 months), i.e. no repayments of principal or interest required in years 1 to 3, then monthly repayments in years 4 to 10 of the loan agreement.

During fiscal years 2019 and 2020, the Company received loans from related parties, including the shareholder and director. The loans do not carry any interest rate and do not have a defined maturity date. The Company expects to convert the loans into equity. Consequently, the loans have been deemed as non-current. The imputed interest has been deemed immaterial.

10. Commitments & Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of March 31, 2021 and through to the date of this report.

The Company does not have any long term leases in place.

11. Stockholders' Equity

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of March 31, 2021 and 2020, no capital contributions have been made. All contributions have been made in a form of a loan – refer to Note 9 for more information.

Foreign Currency Translation Adjustment

At March 31, 2021 and 2020, the Company reflected a foreign currency translation adjustments of $(31,111) and $4,724 in the equity section of its balance sheet to account for the difference between the average exchange rate between the Company's functional currency and reporting currency. This adjustment has no impact on the profits or losses of the Company.

Emrod Limited Membership Interest

Emrod Limited is a New Zealand limited liability company, incorporated under the New Zealand Companies Act 1993 on July 2, 2019. Prior to the merger to Emrod Inc., Emrod Limited is owned 100% by Emrod Group Limited. Emrod Group Limited, which is also a New Zealand limited liability company, incorporated under the New Zealand Companies Act 1993 on January 29, 2021, is majority owned by Peregrine Pacific Limited (91.7%), with some Emrod employees owning the remaining 8.3%.

10. Stock Plan

The Company has a 2021 share-based compensation plan (the "Plan") which permits the grant or option of shares to its employees and advisors for up to 176,461 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As at March 31, 2021, the Company had issued 148,239 of stock options, all of which are effective prior to March 31, 2021 and start vesting during the year ended March 31, 2021. The awards generally vest over a period of 3 years and carry various exercise prices.

11. Going Concern

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

12. Related Party

During fiscal years 2019 and 2020, the Company received loans from related parties, including the shareholder and director. The loans do not carry any interest rate and do not have a defined maturity date. The Company expects to convert the loans into equity. Consequently, the loans have been deemed as non-current. The imputed interest has been deemed immaterial. Refer to Note 9.

13. Subsequent Events

U.S. Bank Account

The Company is currently opening a depository account in a U.S. bank into which it will transfer a significant portion of its cash reserves in order to meet its transaction needs in the U.S. and hedge against risk whereby the Federal Deposit Insurance Corporation insures balances up to $250,000.

Stock Plan

During April 2021, the Company issued an additional 1,176 stock options under the Plan.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Open Deal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through July 19, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Emrod



Logo	

Headline	Power anywhere: long range wireless power transfer technology

Hero Image



Tags	Eco, Science, Energy, B2B, Coming soon

Pitch text

Summary

- World-first long-range wireless power transfer system for commercial use
- Opening up the worlds access to sustainable energy
- Enabling technology with many applications within fast-emerging industries
- Proof of concept and prototype systems developed
- First partner onboard, several MOUs for pipeline projects
- Lead Scientist received Lifetime Achievement Award, 2020 Science NZ Awards

- Patents pending

Problem

Power lines restrict humanity's ability to access and use sustainable energy

Power lines are expensive and, in some cases, not feasible to install and maintain across challenging terrain. This limits the ability to transfer electricity to and from hard to reach locations.

New and innovative ways of generating and distributing sustainable energy underpin the transition to a clean and inclusive energy industry. 13% of the world doesn't have reliable access to electricity, and fossil fuels account for 84% of the world's primary energy consumption.

Currently, electricity distribution companies spend billions of dollars each year maintaining expensive physical wire infrastructure in remote areas and transporting electricity across difficult terrains, such as forests, mountains and waterways. Many areas are inaccessible due to the high cost of laying and maintaining power lines, leaving remote areas without access to reliable power or dependent on diesel generators.

To improve the uptake of renewable energy and energy access and help accelerate decarbonization, a new and improved solution is needed for distributing electricity.

Solution

A long-range wireless power transfer system designed for commercial purposes

Emrod has developed technology for sending large amounts of power over long distances, without wires.

Our in-house research and development team have leveraged advancements in radar and metamaterials technology and developed our own patent-pending technology to make long-distance energy transmission safe and reliable for commercial purposes.

Emrod's patent applications cover the core wireless transmission technology and the key elements required for extending transmission efficiency and range.

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We are focused on providing a solution for energy distribution companies to improve their edge of network services, ongoing network delivery, outage response, backup installation services and access to renewable energy sources.

We currently have an indoor prototype system (shown below) that is being optimised ahead of a planned field trial later in 2021.



Product

A better way to transport energy to and from challenging locations

Providing an alternative to power lines and opening up new opportunities to use sustainable power



Emrod's infrastructure works by converting electricity into electromagnetic energy, which is shaped into a collimated beam and sent directly through the air from a transmitting antenna to a receiving antenna, without requiring wires. At the receiving antenna, the electromagnetic energy is converted back into electricity for use by consumers.



One of Emrod's proprietary features is the ability to extend the range or reduce the antenna size, through the use of passive relays. These relays refocus the electromagnetic beam and allow energy to be transmitted over long distances.

Emrod's system includes a laser-based safety "curtain" which encloses the transmitting beam. Any interruption by an object passing through the beam will cause the system to block power transmission over the entire antenna or a section of the antenna where the obstruction is detected. This can be achieved while maintaining supply continuity.

We expect our system to reach 60% end-to-end efficiency with our current technology and have a development roadmap for further improving system efficiency, as well as transmission distance and power levels. We will add in additional functionality such as beam steering to open up access to other markets such as powering or charging vehicles, ships and aircraft.

Applications:

The images shown below are for illustrative purposes only. The system's actual configuration will vary, and generally speaking the larger the amount of power to be sent and the longer the distance to cover, the larger the antennas will need to be.



Crossing Challenging Terrain

Using power line infrastructure to cross challenging terrain, such as waterways, forests and gullies, is costly and often economically unviable. This means many remote communities do not have reliable access to the electricity. In some cases, Emrod's solution is cheaper to install and maintain than traditional power lines, or battery and micro-grid solutions.



Outage Response

Outages are significant cost-drivers for both electricity distribution companies and power-critical companies such as Telcos and hospitals. Generators are expensive to run, polluting, noisy and in case of an outage require some time to deploy or activate.

Using Emrod's fixed or Mobile Outage Response systems, outage downtime time and cost can be reduced to near zero.



Powering Cellular Base Stations

Cellular base stations require power, which is normally sourced from utility supplies. Making the connection from the utility point of supply to the cellular base station can be expensive and time-consuming.

Emrod's system provides a wireless point to point connection between the utility point of supply and the base station using a pair of antenna.

Powering Mining Trucks and Sites





Emrod's wireless power transfer system allows the benefits of replacing diesel engines with an electric solution while removing the requirement for large batteries and eliminating charging downtime.
Emrod's technology can also be used to transmit power from sustainable energy sources to mining sites
EMROD
Emrod's wireless system is an enabling technology with many applications. We are actively discussing the above use cases with potential clients and partners.

Traction

Leaders in long-range wireless power transmission

Since announcing our proof of concept and first partnership, we have received an influx of interest from around the world including from local and multinational utilities, government agencies, renewable developers, cell tower providers, mining companies, EPC companies, tech integrators and direct consumers.

- First partnership with customer in 2019
- First infield pilot project confirmed for 2021
- MOU's signed with three selected organisations with several more underway

Worldwide Recognition:

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Emrod has received extensive coverage in leading industry publications, such as **The Economist, New Atlas** and **Popular Mechanics**. We have spoken at leading conferences within the power transmission & innovation industry, including IEEE and EnergyNet.

First partnership & prototype system implemented

Emrod completed a lab-based proof-of-concept system in 2019 and subsequently entered into a partnership agreement with Powerco, New Zealand's second-largest electricity distribution company. Powerco helped fund a prototype system, which is assembled and operational at Emrod's indoor test facility.



POWERCO

Emrod is also partnered with the New Zealand government innovation agency, Callaghan Innovation, who have provided grant funding to support Emrod.



Dr. Ray Simpkin, Lifetime Achievement Award winner from the 2020 Science NZ Awards

Dr Ray Simpkin, Emrod's Chief Science Officer, previously Distinguished Scientist at Callaghan Innovation, received a Lifetime Achievement Award at the 2020 Science New Zealand Awards.



Customers

Empowering communities by offering access to sustainable energy

We work with utilities and renewable generation developers, lines companies, and engineering, procurement and construction companies whose customers are in the business of electricity transmission and distribution or need smarter ways of getting electricity to and around their developments. Our first commercial partner is **Powerco, the second-largest electricity distributor in New Zealand.**





POWERco
"We envisage using this to deliver electricity in remote places, or across areas with challenging terrain. There's also potential to use it to keep the lights on for our customers when we're doing maintenance on our existing infrastructure."
Nicolas Vessiot
Network Transformation Manager @ Powerco

Our global vision is to **empower communities** by offering those most in need **access to sustainable energy**. By significantly reducing infrastructure costs, Emrod's technology can support areas in Africa, the Pacific Islands and other remote communities to access sustainable energy. Emrod's technology can also be used to improve network resilience by reducing outages and addressing fire hazards caused by power line system failures. In these contexts, our customers will also include multilateral donor organizations and industrial and bigger commercial users of power too.





EnergyNet Limited
CLARION EVENTS
"Being able to transmit high-power electricity without any cables is game-changing for the continent. It means barriers to energy-access are smashed and Africa could be fully electrified within ten years. This is the technology millions of people have been waiting for."
Simon Gosling
Managing Director @ EnergyNet

Business Model

Staged go-to-market strategy

In 2020, Emrod **invoiced a total of $150k** (based on recent NZD to USD conversion rates). For 2021, we **project revenue of $3.3M** driven by the delivery of key pilot projects.


Direct Sales
Equipment and Maintenance
Channel Partners
Engineering Firms and Integrators
Licensing Emrod IP
Other verticals inc. marine, aviation, space, mining

Emrod's initial revenue will come from direct equipment sales and maintenance contracts to energy distribution companies and other organizations working on sustainable energy projects.

Scaling up through channel partners

Once we have demonstrated a sufficient number of in-field projects and commercial scalability, we will begin selling through third-party distribution channels. This includes engineering firms that are selling to lines companies globally and integrators of communication/power systems.

Licensing into other verticals to accelerate revenue growth

There are opportunities to license our technology to rapidly grow in additional verticals. We have been approached by manufacturers and integrators in marine, aviation, space, mining and other industries outside our initial market focus.

Market

First-in-market long-range wireless power transfer technology for commercial purposes, with many applications

Our initial target market is a global electricity transmission and distribution infrastructure. Our unique technology enables us to sell into a number of fast-emerging markets, supporting the electrification and de-carbonisation of marine, aviation and mining industries.


Electricity Transmission & Distribution Infrastructure
$3.2 trillion
Expected to be invested by electric utilities in new and replacement transmission and distribution infrastructure over the next decade
Marine Shore Power
$1.4 billion
Market size projected by 2025
Aviation More Electric Aircraft
$3.3 billion
Market size projected by 2025
Mining Equipment
$135 billion
Market size projected by 2025

Emrod's technology is well-positioned to support anticipated changes in the energy market, including the growing demand for renewable and sustainable energy sources in the transportation industry, and the shift towards decentralized power solutions, all of which will benefit from efficient, long-range power transmission.

Competition

Carving out a new market in wireless power transfer

Existing wireless power transmission technologies are primarily for transmitting smaller amounts of power over smaller distances for the purpose of charging devices. Emrod's system is designed to transport larger amounts of power over long distances.


The Wireless Power Landscape
EMROD
Short distance, low power
Long distance, high power
EMROD
VS
EMROD
Inductive or magnetic resonant coupling technology
Beamforming Technology

The other organizations working on wireless technology with similar capabilities, in terms of power levels and distances, are government-funded organisations, including NASA, DARPA and the Japanese Space Agency. This technology has been primarily for military and space-related applications. It is not available for commercial use.

Compared to existing transmission and distribution infrastructure, Emrod's technology is more suitable in circumstances where it is challenging, dangerous or not suitable (e.g. powering mobile sites or equipment) to lay and maintain power line infrastructure.

	Suitable for sending KW's of energy across miles of distance	Available for commercial use	Fast to deploy and easy to maintain	System flexible and easy to move	Low environmental footprint
Emrod wireless system	✓	✓	✓	✓	✓
Wireless technology developed by public agencies, e.g NASA, JAXA, DARPA	✓	✗	—	—	—
Short-range wireless power transfer technology	✗	✓	✓	✓	✓
Self-sufficient energy solutions *Requires back up generator	✗	✓	✓	✓	✗ *
Existing transmission & distribution infrastructure	✓	✓	✗	✗	✗

Vision

A world where energy transfer is not constrained by wires

Long-range wireless transmission is the next stage in the evolution of the energy industry. Our mission is to make it happen and use our innovative and transformative technology to have the most positive impact on the largest number of people. With immediate, highly valuable applications and proven market demand, our technology has the ability to open up a world of possibilities and solve the world's most important sustainable energy and energy transportation challenges.

With your investment we will continue to develop our technology, introducing newer and more efficient versions of our product with **greater distance and power capacities**.



"Power can be, and at no distant date will be, transmitted without wires, for all commercial uses, such as the lighting of homes and the driving of aeroplanes. I have discovered the essential principles, and it only remains to develop them commercially.

When this is done, you will be able to go anywhere in the world — to the mountain top overlooking your farm, to the arctic, or to the desert — and set up a little equipment that will give you heat to cook with, and light to read by."

Nikola Tesla, The American Magazine April 1921

Investors

Raising to support field trials and commercial growth

We've received $2.0m of funding to date (based on recent NZD to USD conversion rates). This has been from Emrod's founder, Greg Kushnir, and non-dilutive funding from Callaghan Innovation (New Zealand's Innovation Agency) and Powerco.

We are currently raising to support the next stage of Emrod's growth, including:

- Ramping up R&D and production capability
- Deploying the planned field trials
- Hiring new staff (engineers, sales and account managers)

Your investment will help to accelerate the development of wireless power and enable Emrod to serve communities and customers eager to connect to cleaner and more sustainable power.



Recent advancements in radar and materials technology have made energy transmission over long distances possible

Advancements primarily driven by research and development for the purpose of drone, autonomous vehicles and space capabilities

Emrod has leveraged these developments and created new, patent pending IP to make long range wireless power transfer technology available for commercial purposes

Significant market tailwinds including the **global focus on decarbonization, sustainability, environmental protection and access to energy** have paved the way for a high demand for this technology

Founders

Greg Kushnir, Founder & CEO



Greg is an experienced founder who has been inventing and commercialising tech for over 15 years. He holds a BSc in Computer Science from The Academic College of Tel-Aviv and an MBA from NYU Polytechnic University. He got partway through completing a PhD in philosophy of mathematics from The University of Waikato before the commercial world consumed him.

Greg worked as VP of Business Development for NPI and Product Manager for 888Holdings before starting and selling several software companies of his own. His success as an entrepreneur paved the way for him to focus more resources on solving some of the world's most significant problems - Energy Access and Climate Change.

Greg realised that the challenges with accessing sustainable energy were not with generating energy or storing it in many cases. The main problem that no one seemed to be addressing was moving clean energy from where it is generated to where it is needed in a cost-effective, eco-friendly way. After developing a proof of concept system to validate that long-range wireless power transfer was indeed possible, Greg founded Emrod.

Team

With the support of Callaghan Innovation, the New Zealand Governments Innovation Agency, Greg recruited Ray Simpkin, a Distinguished Scientist in Electromagnetics, Microwave Engineering and Materials Science. Greg also recruited Mark Tomkins, an Electrical Engineer and Experienced Project Manager, to support the early development of Emrod. The team quickly grew to nine, with experience spanning microwave engineering, electromagnetics, energy project management and technology commercialization.



Team

	Greg Kushnir	Founder & CEO
	Natalie Robinson	Chief Marketing Officer
	Dr Ray Simpkin	Chief Science Officer, Lifetime Achievement Award winner, 2020 Science NZ Awards
	Mark Tomkins	Product Manager, Electrical Engineer
	Steve Cooper	CFO/COO
	Andrew Wallace	Commercial Director
	Dr Jochem Roelvink	Microwave Engineer
	Teresa Mak	Antenna Design Lead, Electronic Engineer
	Sam White	Chief Business Officer U.S., Director Greentown Labs, previously Co-Founder Promethean Power
	Prof. Nuno Borges Carvalho	Advisor | Director DETI, IEEE – MTT MGA Chair, IEEE Wireless Power Initiative Chair, URSI Commission A Vice-Chair, Wireless Power Transfer Journal Chief Editor, IEEE Microwave Magazine Associate Editor, Energies Journal Associate Editor
	Claudio Pedretti	Advisor | CEO Green Climate Ventures, President of the Board of Directors at Alliance for Rural Electrification
	Dr Shaiela Kandel	Advisor | Researcher, Advisor and Consultant in Environmental Health Risk Management and Regulation, NIR Safety & Regulation

Perks

$500	Recognition as an early investor in Emrod on the Emrod website (with your consent)
$1,000	Recognition as an early investor in a display demonstration, powered by Emrod's wireless system (with your consent) Recognition as an early investor in Emrod on the Emrod website (with your consent)
$2,500	Receive a recorded electric guitar tribute solo, played by Dr Ray Simpkin's and powered by Emrod's wireless system Recognition as an early investor in a display demonstration, powered by Emrod's wireless system (with your consent) Recognition as an early investor in Emrod on the Emrod website (with your consent)
$5,000	Exclusive "Emrod Investor" T-shirt Dr Ray Simpkin electric guitar tribute solo, powered by Emrod Recognition as an early investor in a display demonstration, powered by Emrod's wireless system (with your consent) Recognition as an early investor in Emrod on the Emrod website (with your consent)
$10,000	Exclusive invitation to dial in to a video-call to watch Emrod's system break the world record for power transfer distance Exclusive "Emrod Investor" T-shirt Dr Ray Simpkin electric guitar tribute solo, powered by Emrod Recognition as an early investor in a display demonstration, powered by Emrod's wireless system (with your consent) Recognition as an early investor in Emrod on the Emrod website (with your consent)
$25,000	One-on-one 60min video meeting call with Emrod's Founder - learn more about the future of wireless power Exclusive invitation to dial in to a video-call to watch Emrod's system break the world record for power transfer distance Exclusive "Emrod Investor" T-shirt Honorary mention on as an early investor (with your consent)
$100,000	Future wireless system named after you (subject to Emrod's final approval) One-on-one 60min video meeting call with Emrod's Founder Exclusive invitation to dial in to a video-call to watch Emrod's system break the world record for power transfer distance Exclusive "Emrod Investor" T-shirt Dr Ray Simpkin electric guitar tribute solo, powered by Emrod Honorary mention as an early investor (with your consent)

FAQ

How does Emrod's technology work?	Emrod's system uses proprietary beam shaping and specialised materials technology to convert electricity into electromagnetic waves, which are sent directly over air to receivers and converted back into electricity for use by consumers. The electromagnetic waves are sent directly from one antenna to another in the form of a narrow, collimated beam which incurs very little loss. Instead of laying cables and pylons to transmit electricity, it can be sent wirelessly using Emrod's system. Our technology offers a solution to distribute electricity to and from locations that have previously been too hard or expensive to reach, such as remote communities or renewable energy sites. The technology also has the potential to send power to moving vehicles, such as powering ships from the port and powering large mining trucks.
What stage is the technology at?	We have an operational prototype which is currently undergoing testing in our facility in New Zealand. This prototype system has been developed in partnership with Powerco, New Zealand's second largest electricity distributor. Our current prototype system is transmitting power across a distance of 120 feet (~36 metres) at our indoor test facility. Our next in-field pilot is scheduled for deployment later this year.
What is the range of your technology?	The range over which Emrod's system can transmit power between a pair of transmitting and receiving antennas is governed by the size of the antenna and the wavelength of the electromagnetic waves used. For a given wavelength, the larger the antenna, the longer the range. However, by introducing Emrod's patent-applied-for relay technology, the range can be extended without having to increase the antenna size. The relays are passive devices and work by re-focusing the power beam at one or more intermediate down-range locations which extends the beam's useful range in a 'daisy chain' fashion. The further the distance, the more relays required for a given wavelength and antenna size. With our next in-field pilot project, we are aiming to transmit power over 1.1 miles (1.8km) which will break the current world record for the distance across which power has been transmitted wirelessly. We will continue to increase this distance in subsequent field trials.
What is the efficiency of your technology?	The overall efficiency of the system is determined by three things: • The efficiency associated with converting electricity into electromagnetic power at the transmitter. • The beam collection efficiency in the air space between transmitter and receiver. • The efficiency associated with converting electromagnetic power back into electricity at the receiver. With our current technology, the beam collection efficiency is very high being around 97%. The material efficiency loss of the system is associated with the conversion of electricity into electromagnetic power, and vice versa, at the transmitter and receiver. We expect to demonstrate 36% overall end-to-end efficiency during the upcoming trials and have a technology roadmap for improving this figure to over 80%.

What is the power capacity of your technology?	Emrod's system uses a pair of antennas with an electromagnetic beam generated by the transmitting antenna which is focused on the receiving antenna. The amount of power that can be transmitted is dictated by the power density (Watts per square metre across the antenna aperture) and the generating capacity of the transmitter electronics. There is no theoretical limit for the amount of power that can be transmitted, however, there is a practical limit guided by the antenna size and power handling ability of the antenna which is related to the power density. With our current technology, we can practically transmit 10's of kilowatts. With planned developments we expect the capacity of our system to increase to megawatts in the future.
What happens if something crosses the beam pathway, e.g birds, helicopters?	The highly directional, collimated nature of the power beam, and how Emrod's system is implemented, means that the chances of something lingering in the beam pathway are minimal. The system requires that there must be a clear line of sight between the transmitting and receiving antenna, which dictates that the system be elevated high up off the ground. Consequently, nothing can walk or drive through the power beam's path. In the event that something does cross the power beam's path, such as a bird, we have designed a safety system that senses when an object is about to pass through the beam pathway and shuts down the relevant section of the system momentarily. This means that no objects come into contact with the beam. This can be achieved while maintaining supply continuity.
Are there any health risks to humans?	Using our system, energy is sent point-to-point, so it is very controlled. The design of our system means there is no significant energy spillover outside of the main beam. The shut-off safety system will mean that no human, bird, or other object interacts with the beam if crossing its path. So the chance of something being exposed to the beam is very low. The density of the power beam and the frequency used also means that an object would have to stay in the beam for more than a couple of minutes to experience any thermal effect. The safety of our system is of the utmost importance to us. We will continue to engage industry experts and regulators to ensure our system meets the necessary safety standards.
How do you see Emrod's technology fitting in with existing power lines, do you see it replacing this technology or complementing it?	It is a complementary technology. It makes sense to use Emrod's wireless system in circumstances where it is hard, expensive, or too time-consuming to lay power lines, or because it is not possible to use cables for some other reason. For example, crossing bodies of water, forests, or contentious sites. It doesn't yet make economic sense to use a wireless power system to completely replace all power lines as this is not feasible from an efficiency point of view.
Why did Powerco partner with Emrod?	Powerco's interest in Emrod's system, and reason for partnering with Emrod, arises from some of the challenges Powerco has in their network. With a large existing network of cables and overhead lines supplying electricity to its customers, Powerco sees the potential for wireless power transmission to distribute electricity to and from locations that have previously been difficult or expensive to reach, such as remote communities.

How does the power beam operate efficiently without significant loss through diffraction?	Emrod's system is designed to operate in the so-called Fresnel region of the antennas. This means that there is no inverse square law power density drop-off with distance. This is in contrast to the radiating far-field systems used widely for wireless communications. Emrod's patent pending technology creates a highly directional, collimated beam between the transmitting and receiving antennas which virtually eliminates beam divergence and maximises power transfer via the beam. Any residual beam losses are almost entirely due to atmospheric dissipation and scattering and not diffraction. The use of weather-agnostic frequencies (2.4GHz - 5.8GHz) ensures that adverse weather conditions have a negligible impact on the power beam.
How big are the antennas and relays?	This is dependent upon the application scenario. For a given wavelength of operation, the antenna size is largely determined by the distance between transmitter and receiver over which power is to be transferred. The system is designed to operate in the radiating near-field, or Fresnel region, so that a highly directional, collimated beam can be produced that maximises the beam collection efficiency. The antenna aperture area at the transmitting and receiving ends is proportional to the distance between them. The larger the range, the larger the antenna size. This size can be reduced if one or more relays are placed between the transmitter and receiver. The relays are the same size as the transmitting and receiving antennas.

For certain use cases - ones that require very high power levels to be transmitted - the antenna aperture size may need to be increased over and above the requirements needed to satisfy a Fresnel beam over the specified range.

Our up-and-coming outdoor field trial is designed to operate at a frequency of 5.8GHz over a range of 1.1 miles (1.8Km) using a single transmitting antenna and receiver, with no intermediate relays. The radiating apertures at the transmit and receive sites are approximately 49ft x 49ft (15m x 15m) to achieve this range at this frequency in a 'single hop'.

As an illustration of the use of relays in reducing the antenna size, if in the above scenario we were to place two relays between transmitter and receiver, the antenna aperture sizes could be reduced to around 28ft x 28ft (8.5m x 8.5m). The relays would be of similar size.

With further development, we expect the required antenna and relay size for a given range and power level to reduce significantly.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

EMROD INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Emrod Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is (i) $14,000,000, for total initial subscriptions amounting upto a sum of $750,000, and (ii) $17,000,000 for any subscriptions thereafter.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)　　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

- 6 -

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

EMROD INC.

By:
Name: Zvi (Greg) Kushnir
Title: Chief Executive Officer
Address: 40 Kenwyn Street, Parnell, Auckland, 1052, New Zealand
Email: greg.kushnir@emrod.energy

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Emrod Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) ***Grant of Irrevocable Proxy***.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) ***Legend***. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) ***Representations and Warranties***. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) *Equitable Remedies*. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) *Defined Terms.* All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) *Amendment*. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) *Assignment*.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) *Severability*. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                        LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

EMROD CROWDFUNDING VIDEO SCRIPT - Final Video

Script:

Wireless electricity. Sounds like science fiction, but it's not.
It's happening, right here.

Cut to the opening title card "Join us in powering the future."

I'm Greg Kushnir, Founder and CEO of Emrod. At Emrod we are opening up the world's access to sustainable power. We have developed commercially viable long range wireless power transmission. Using our system large amounts of energy can be safely sent across long distances without requiring any wires.

Greg Kushnir

The magnitude of the opportunity struck home for me after learning about Pacific Island Nations struggling with economic growth due to their lack of energy infrastructure. The cost of transporting this energy using traditional lines and poles makes many sustainable energy projects just too expensive.

This is becoming even more important as energy grids become decentralised and companies and communities look to deploy their own solutions for generating and distributing energy.

Recent these advancements in meta materials and radar technologies, driven by the likes of NASA and the Japanese Space Agency, have brought us to a point where long range wireless technology is finally possible.

At Emrod, we have evolved this technology and created new, state of the art IP to make this commercially viable for the first time ever.

Our system can be used to send power across challenging terrain, power remote cell towers and to support the decarbonisation of industries such as shipping, mining and others.

Dr. Ray Simpkin, Chief Science Officer

The system works by transmitting energy wirelessly between antennas using proprietary beam shaping technology. Electromagnetic energy is focused into a collimated beam to send power from a transmitter to a receiver, where it is then converted back into electricity. The distance across which power can be transmitted can be extended using Emrod's proprietary relay technology.

We're currently at our testing facility where our indoor prototype is being put through some rigorous testing. This is providing us with promising results. Our system is currently undergoing testing before deployment in the field as part of a larger pilot project.

** Card: [World-First] Wirelessly Powered Guitar Riff

Greg Kushnir

So, you can tell Ray is passionate about Emrod's system, and so are our industry partners who recognise the commercial potential. We have already partnered with the second largest electricity distribution company in New Zealand, PowerCo. They have supported us through the development of a prototype system.

Since announcing our technology in 2020, we have been inundated with commercial requests and received a lot of interest from individuals who are as excited as we are about a future with wireless power. We are running a Republic investment campaign to give a wider range of people the opportunity to invest in this future.

And with your help we can bring to market the technology that will not only help to fast track the uptake of sustainable energy, it will open up a whole range of new applications, some of which we haven't even yet imagined yet.

The time for wireless power is here. Will you join us in powering the future?

Cut to title card "EMROD - Join us in powering the future."

EXHIBIT E

Testing the Waters Communications

From: Greg Kushnir <info@emrod.energy>
Subject: You can now invest in Emrod, wireless power transfer technology

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EMROD

Letter from the CEO

Hi there,

Thanks for signing up to be kept up-to-date about Emrod's progress. I have some exciting news to share with you!

Since announcing our technology late last year, we've been positively overwhelmed with requests from people from all over the world, asking how they can invest in Emrod.

So, we have decided to open up the opportunity to invest in Emrod by running an investment campaign on Republic's respected startup crowdfunding platform. This gives more people a chance to invest in Emrod's growing business and share in our success.

I'm emailing to invite you to participate in this fundraising round!

RESERVE YOUR SPOT



Here's a snapshot of Emrod's business and the opportunity that you will be able to invest in:

- Our mission is to open up the world's access to power by bringing to market the first long-range wireless power transfer technology that is commercially viable.
- After incorporating as a company in 2019 we demonstrated a proof of concept system and secured our first commercial partner, Powerco. Over the last 12 months, we have built and demonstrated a larger scale prototype system to Powerco and committed to our first in-field pilot project, scheduled for deployment in New Zealand later in 2021.
- We have received a huge amount of commercial interest from energy distribution and telecommunications companies, sustainable development organisations and industry leaders within industries including mining, shipping and aviation. We've signed several MOUs with organisations to progress potential pilot projects.
- We've become global leaders in long-range wireless power transmission, participating in industry-leading conferences including EnergyNet's **Powering Africa and IEEE** and having received media coverage by leading publications including **The Economist**, **New Atlas** and **Popular Mechanics**.

This Republic campaign will support our next period of growth, including planned field trials with customers, hiring new staff and charging ahead on Emrod's vision to open up the world's access to power.

How to invest

You can reserve your spot now to ensure you can invest when the offering goes live. If you pre-register your interest via the link below, you'll get the opportunity to confirm your investment when the campaign opens.

Early Investor Special: We're offering a valuation discount for a limited time once the investment campaign goes live. Register your interest below to make sure you don't miss out on this offer.

RESERVE YOUR SPOT

If you decided not to pre-register, keep an eye out for an email from us announcing that the campaign has gone live.

We're thrilled to be able to offer you the opportunity to have a financial stake in Emrod and join us on our journey! We believe that our enabling technology will change the world and we want as many people to benefit from this as possible.

Let's build the future together!



Greg Kushnir, CEO



With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and

only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

The only people in New Zealand able to subscribe for securities in any offering are people who fall within one of the disclosure exclusions under the Financial Markets Conduct Act 2013 (NZ).





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From: Greg Kushnir <info@emrod.energy>
Subject: The world's first wirelessly powered guitar riff and $480k of investment reservations

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An update on Emrod's recent developments — No images? Click here

EMROD

The world's first wirelessly powered electric guitar riff*

INVEST IN EMROD

*to the best of our knowledge

Hi there,

If you're following news about Emrod, you'll know that we've been busily working away on the new prototype system set up in our indoor test facility in New Zealand. Using this system, we transmitted power wirelessly across 120 feet, the length of the testing warehouse.

Something you might not know about Emrod is that our Chief Science Officer, Dr Ray Simpkin, is not only a Distinguished Scientist, but he is also the lead guitarist of a band called Crimson Coast, who once opened for Billy Idol! Naturally, wirelessly charging an electric guitar for Ray to play was on our "to power" list.

So here you have it, to our knowledge **the world's first electric guitar riff** powered by long-range wireless power transmission. You are one of the first to see it 🤘



EMROD

We're continuing to test and optimise the prototype system ahead of the infield trial planned for later in 2021. This outdoor system will transfer power over a longer distance; we plan to break the existing world record for wireless power transfer distance, which is currently held by NASA.

We've received an overwhelming amount of commercial interest and are prioritizing our pipeline of projects for 2022. We have some exciting opportunities for possible projects, including:
🌅 Sending power from a small solar farm to a nearby client
🌲 Transmitting green energy across protected sites to reduce the environmental impact of power lines and pylons
🗼 Powering cell towers in remote, hard to reach locations
🚢 Powering ships in port wirelessly

Invest in Emrod - $480k reserved already!

Last week we shared that we'll be running a crowdfunding campaign to give public investors the opportunity to invest in Emrod early. In just one week we've received over $480k of investment reservations, and we haven't even gone live with the campaign yet!

Reserve your investment position in Emrod to ensure that you're the first to know when our campaign goes live and to make the most of the early investor offer.

Early Investor Special: We're offering a valuation discount for early investors. Right now, we have a page live where you can reserve your investment. Register your interest below to make sure you don't miss out on the early investor offer.

LEARN MORE

Join us in powering the future!



Greg Kushnir, CEO

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

The only people in New Zealand able to subscribe for securities in any offering are people who fall within one of the disclosure exclusions under the Financial Markets Conduct Act 2013 (NZ).

EMROD

Hi {{ticket.requester.first_name}},

I'm reaching out because you previously enquired about investing in Emrod. We're excited to let you know that we are about to launch an investment campaign on Republic, a respected startup crowdfunding platform.

Right now you can reserve your interest in investing in Emrod via our pre-launch campaign - https://republic.co/emrod

You'll have the opportunity to confirm your investment and make the most of our early investor offer as soon as the campaign goes live.

Thank you for your support, we're pleased to be able to offer you the opportunity to join us in powering the future!

Kind regards,

Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

The only people in New Zealand able to subscribe for securities in any offering are people who fall within one of the disclosure exclusions under the Financial Markets Conduct Act 2013 (NZ).

Hello, Natalie from the Emrod team here. Thank you for your investment reservation! We're thrilled with the traction we've received so far and grateful for the support of all 600+ investors who have reserved their positions.

I am reaching out to let you know some important information about our campaign, so you know what to expect and can be ready to confirm your investment as soon as we go live.

For the first $750k in investments committed, the valuation cap will be $14M. For investments committed in excess of $750k and up to $1.07M, the valuation cap will be $17M.If you'd like to learn more about how the valuation cap works, please visit https://republic.co/learn/investors/crowdsafe.

Once we've completed the necessary regulatory filing to go live, which we expect to happen in the next day or two, our campaign page will switch from accepting reservations to accepting investments. At this point, you will receive four reminder emails over the course of seven days, asking you to confirm your investment in Emrod. If you don't complete this confirmation after seven days, your reservation will be cancelled. To ensure you don't miss the lower early bird valuation cap, I encourage you to keep an eye out for the emails and confirm your investment as quickly as possible.

We look forward to having you onboard as an investor as we work towards our mission of bringing long-range wireless power transfer technology to the world.

Many thanks,
Natalie, Greg and the team at Emrod.

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

The only people in New Zealand able to subscribe for securities in any offering are people who fall within one of the disclosure exclusions under the Financial Markets Conduct Act 2013 (NZ).